

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 28, 2016

Noreen Griffin
Chief Executive Officer
Immune Therapeutics, Inc.
37 North Orange Avenue, Suite 607
Orlando, FL 32801

> **Re:** **Immune Therapeutics, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed May 16, 2016**
> **File No. 000-54933**

Dear Ms. Griffin:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Explanatory Note, page 2

1. You state that the Company filed the 10-K/A to correct a clerical error resulting from its determination that certain impairment charges related to patents should be allocated to the non-controlling interest. We have the following comments:
   - Provide a more detailed discussion of the facts and circumstances involving this error including support for the Company's determination that the error was "clerical" in nature rather than an error in the application of an accounting principle;
   - Clarify, if true, that the subsidiary to which you refer is Cytocom, Inc.;
   - Describe for us how you determined the amount of impairment losses to allocate to the non-controlling interest, including the specific patents to which those losses relate and tell us the authoritative literature used to support your accounting;
   - Explain to us why this error was not reported in accordance with Item 4.02 of Form 8-K and treated as a restatement of the financial statements for the year ended December 31, 2015; and

- Describe your Auditors' involvement in the correction of the error and explain why they have not provided a revised Report addressing the issue and containing a new signature date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gina M. Austin, Esq.
Austin Legal Group, APC